SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 15)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 14 Pages)

CUSIP No.:	291345106	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,430,736
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,430,736
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,430,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,851,438
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,851,438
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,851,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,434,357
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,434,357
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,434,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,729,411
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,729,411
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,729,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,163,768
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,163,768
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,163,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,015,206
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,015,206
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,015,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,229,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,229,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,229,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 10 of 14 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 15, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”), Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12”), Amendment No. 13, filed on July 1, 2011 (“Amendment No. 13”) and Amendment No. 14, filed on July 8, 2011 (“Amendment No. 14”, and, together with the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, the “Schedule 13D ”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 9.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

The information set forth in Item 6 below and Exhibits 1 and 2 to this Statement is incorporated into this Item 4 by reference.

Page 11 of 14 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are based on information contained in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2012, which disclosed that there were 60,687,478 Shares outstanding as of May 1, 2012.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 10,430,736 Shares (approximately 16.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 6,226,054 Shares held for the account of Master Account, (B) 2,704,898 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (C) 1,499,784 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 1,420,702 Shares (approximately 2.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 847,125 Shares held for the account of Capital Partners (100), (B) 368,479 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (C) 205,098 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.

(iii) Advisors may be deemed the beneficial owner of 11,851,438 Shares (approximately 18.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 6,226,054 Shares held for the account of Master Account, (2) 2,704,898 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (3) 1,499,784 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, and (B) (1) 847,125 Shares held for the account of Capital Partners (100), (2) 368,479 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (3) 205,098 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.

(iv) Institutional Partners II may be deemed the beneficial owner of 7,434,357 Shares (approximately 11.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,240,750 Shares held for the account of Institutional Partners II, (B) 2,561,720 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 1,631,887 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 18,729,411 Shares (approximately 26.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 8,164,436 Shares held for the account of Institutional Partners IIA, (B) 6,453,752 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 4,111,223 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vi) Institutional Advisors II may be deemed the beneficial owner of 26,163,768 Shares (approximately 34.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 3,240,750 Shares held for the account of Institutional Partners II, (2) 2,561,720 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 1,631,887 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, and (B) (1) 8,164,436 Shares held for the account of Institutional Partners IIA, (2) 6,453,752 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 4,111,223 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vii) Fund Management may be deemed the beneficial owner of 38,015,206 Shares (approximately 47.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

(viii) Dr. Rachesky may be deemed the beneficial owner of 38,229,504 Shares (approximately 47.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors and Institutional Advisors II, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 195,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

Page 12 of 14 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 10,430,736 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 10,430,736 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 1,420,702 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 1,420,702 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 11,851,438 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 11,851,438 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 7,434,357 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 7,434,357 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 18,729,411 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 18,729,411 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 26,163,768 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 26,163,768 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 38,015,206 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 38,015,206 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 38,229,504 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 38,229,504 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) On May 31, 2012, the Issuer granted Dr. Rachesky 40,000 non-qualified stock options.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Page 13 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Reimbursement Note and the Second Reimbursement Note in aggregate principal amounts of $500,000 and $100,000, respectively, issued to reimburse MHR for its legal fees incurred in connection with the MHR Agreement, the Letter Agreement, and the Other MHR Agreement and related matters as described in Item 4 to Amendment No. 9, on June 1, 2012, each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA entered into agreements with the Issuer (collectively, the “Note Extension Agreements”) pursuant to which each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA, respectively, agreed, as creditor under the Reimbursement Note and the Second Reimbursement Note, to extend the Maturity Date therein (as defined in the Reimbursement Note and the Second Reimbursement Note) from June 8, 2012 to September 26, 2012, subject to the terms and conditions set forth under the Note Extension Agreements.

The form of Note Extension Agreements entered into between the Issuer and each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA in connection with the Reimbursement Note (the “Reimbursement Note Extension”) and the form of Note Extension Agreements entered into between the Issuer and each of Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA in connection with the Second Reimbursement Note (the “Second Reimbursement Note Extension”) are incorporated into this Item 6 as Exhibit 1 and Exhibit 2 hereto.

The foregoing discussion of the Note Extension Agreements is qualified in its entirety by reference to the full text of the form of Reimbursement Note Extension and the form of Second Reimbursement Note Extension attached as Exhibit 1 and Exhibit 2 hereto respectively.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
1	Form of Reimbursement Note Extension (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 4, 2012).

2	Form of Second Reimbursement Note Extension (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 4, 2012).

Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 5, 2012	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

/s/ Janet Yeung, Attorney in Fact